Copa Holdings S.A. Files Annual Report Form 20-F

PANAMA CITY, May 17, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) has filed today its annual report on Form 20-F for the fiscal year ended December 31, 2010 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Copa's website at http://www.copaair.com. Shareholders may receive a hard copy of the report, which includes Copa's audited financial statements, free of charge through the contact below.

Electronic Link:	http://investor.shareholder.com/copa/sec.cfm
Hard Copy Request link:	http://investor.shareholder.com/copa/investorkit.cfm

Contact:
Investor Relations Contact:
Phone:	(507) 304-2677
Fax:	(507) 304-2535

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information, visit http://www.copaair.com/.

CPA-G

CONTACT: Joseph Putaturo – Panama
Director-Investor Relations
(507) 304-2677